China Premium Lifestyle Enterprise, Inc.

August 27, 2008

Mr. Andrew Mew Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

RE:	China Premium Lifestyle Enterprise, Inc.
File No. 333-120807
Form 10-K for the year ended December 31, 2007
Filed on March 31, 2008

Dear Mr. Mew:

Thank you for your comment letter dated August 14, 2008 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K of China Premium Lifestyle Enterprise, Inc., a Nevada corporation (the “Company”). After the Staff’s review of our responses, the Company anticipates that it will file Amendment No. 1 to the above-captioned Form 10-K (the “Amendment”) incorporating our responses to your comments, and this letter sets forth each of our responses.

In order to facilitate your review of the responses, we have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.

The Company’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

Form 10-K for Fiscal Year Ended December 31, 2007 Results of Operations, page 25

1.
We note your response to comment five of our letter dated June 17, 2008. Revise to separately present new and used vehicle sales. See paragraphs 36 and 37 of SFAS no. 131. Lastly, revise your discussion to provide disclosure to discuss the impact of price changes and quantity of cars sold. See Item 303(3)(iii) of Regulation S-K.

Response to Comment No. 1:

Unlike other companies in our industry, no trade-in can be made without purchasing a vehicle from us. The sole purpose of our trading used vehicles is to enhance the sales of new vehicles and the sales of used vehicles only account for a minimal percentage of our total gross profit. We realize that trading of used vehicles is an independent business activity for many companies in our industry, which yields similar return to the sales of new vehicle. However, that is not the case in our business model.

According to paragraph 37 of SFAS no. 131, an enterprise shall report revenues from external customers for each product and service or each group of similar products and services. However, there is no exact guideline for analyzing business segment information. The Company believes the objective of SFAS no.131 is to provide information about the different types of business activities in which an enterprise engages. In the view of our management, the sale of new and used vehicle is a single activity and we believe our disclosure is sufficient for readers of the financial statements to evaluate our performance.

The increase in sales of the new and used vehicle business for 2007 was mainly fueled by the launch of new models and the increase in sales of parts and service was mainly attributed to the increase of deliveries of new vehicles to customers during the last few years. We believe that our disclosure of the reasons why the sales increased has complied with Item 303(3)(iii) of Regulation S-K.

Consolidated Statement of Income, page F-5

2.
We note your response to comment nine of our letter dated June 17, 2008. Revise your filing to include the audited financial statements of FMC pursuant to Rule 3-09 of Regulation S-X and the information required by Rule 4-08 (g) of Regulation S-X. We may have further comment.

Response to Comment No. 2:

We reiterate our prior response to comment nine of your letter dated June 17, 2008. We completed the disposal of our interest in FMC, an entity incorporated in PRC, during the most recently completed fiscal year ended December 31, 2007, and we currently do not have any influence over FMC to obtain consent to include such information in our consolidated financial statements. We are unable to provide audited financial statements and are unable to obtain such financial statements from FMC. For that reason, we are in the process of applying for a wavier from the SEC to exempt us from providing such information.

Note 14. Amounts Due From/To Affiliates and an Associate, page F-16

3.
We note your response to comment 20 of our letter dated June 17, 2008. The aging history provided shows that you have material amounts past due greater than 90 days. It does not appear you have recorded a provision for these amounts past due. Please advise in detail.

Response to Comment No. 3:

We only provide a provision for uncollectible portions of the amounts due from related parties. Based on our management’s judgment as at the balance sheet date, the amounts due from related parties past due greater than 90 days were collectible, thus no provision was made. In fact, over 99% of the amounts due from affiliates aged less than one year as at that date and there is no indication that the amounts due from affiliates as at that date have become uncollectible.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Please let us know if you have further questions. Thank you.

Best regards,

/s/ Joseph Tik Tung Wong

Joseph Tik Tung Wong
Chief Financial Officer and Treasurer

cc:	Loeb & Loeb LLP
Clancy and Co., P.L.L.C.
HLB Hodgson Impey Cheng